EXHIBIT 99.1

Alvarion (in Receivership) Provides Update on Status of Receivership

ROSH HA'AYIN, Israel, Oct. 24, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership) (Nasdaq:ALVR) announced today that the District Court of Tel Aviv – Yaffo granted its request for a second extension to submit the Company's creditors' plan of settlement by November 6, 2013.

The proposed creditors' plan of settlement will be published in the Israeli newspapers in conjunction with the Court's approval of the plan. The creditors' meetings will be held no earlier than 14 days after such date.

Separately, the court approved the continuation of a limited operation plan for the Company until the end of 2013 in order to complete the execution of the asset sale agreement with Valley Telecom and maximize the proceeds of the receivership, including, among others, managing the creditors' plan of settlement.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company expects that following the approval by the District Court of Tel Aviv – Yaffo of the definitive agreement to sell the Company assets, current shareholders may be significantly diluted. and/or currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         elana.holzman@alvarion.com